Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
OmniAmerican Bancorp, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-175203) on Form S-8 of OmniAmerican Bancorp, Inc. and subsidiary of our reports dated March 11, 2013, with respect to the consolidated balance sheet of OmniAmerican Bancorp, Inc. and subsidiary as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of OmniAmerican Bancorp, Inc. and subsidiary.

/s/ KPMG LLP
Dallas, Texas
March 11, 2013